Exhibit 99.2

TWG Announces Closing of $5.04 million Public Offering

Hong Kong, Dec. 10, 2025 (GLOBE NEWSWIRE) -- Top Wealth Group Holding Limited (NASDAQ: TWG)(“Top Wealth” or the “Company”), a leading supplier of premium-class sturgeon caviar and fine winery products, today announced the closing of a best-efforts public offering of 720,000 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.009 per share (the “Class A Ordinary Shares”), one Series A Class A Warrant (the “Series A Class A Warrant”) and one Series B Class A Warrant (the “Series B Class A Warrant” and collectively with the Series A Class A Warrants, the “Class A Warrants”), at a public offering price of $7.00 per Unit. The Class A Warrants with an exercise price of $7.00 per Class A Ordinary Share, will be immediately exercisable following issuance. The Series A Class A Warrants will expire on the five-year anniversary of the original issuance date. The Series B Class A Warrants will expire on the eighteen-month anniversary of the original issuance date. The Offering was closed on December 10, 2025.

Univest Securities, LLC acted as the exclusive placement agent of the offering.

The aggregate gross proceeds to the Company from this offering were approximately $5.04 million, before deducting the placement agent’s fees and other offering expenses payable by the Company and excluding the exercise of any warrant offered. The potential additional gross proceeds to the Company from the Class A Warrants, if fully exercised on a cash basis, will be approximately $10.08 million. No assurance can be given that any of the Class A Warrants will be exercised. The Company intends to use the net proceeds from this offering for general corporate and working capital purposes.

The securities described above were offered pursuant to a registration statement on Form F-1 (File No. 333-290351), as amended, originally filed on September 18, 2025 with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on December 8, 2025. The offering was made only by means of a written preliminary prospectus and final prospectus which forms part of the effective registration statement relating to the offering. Electronic copies of the final prospectus, when available, may be obtained on the SEC’s website at http://www.sec.gov and may also be obtained by contacting Univest Securities, LLC at 75 Rockefeller Plaza, Suite 18C, New York, NY 10019.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, and all of its operations are carried out by its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to its customers under its customer’s brand labels (i.e. private labeling), and the Company also sells the caviar product under the Company’s caviar brand, “Imperial Cristal Caviar”, which has continuously achieved tremendous sales growth since its launch in the market.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc